December 2, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Investors Trust (on behalf of ING Large Cap Growth Portfolio) (File No. 333-170124)

Dear Mr. Foor:

This letter responds to the comments that were provided in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING Large Cap Growth Portfolio (the “Acquiring Portfolio”), a series of ING Investors Trust (the “Registrant”), on October 25, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Legg Mason ClearBridge Aggressive Portfolio, a series of ING Partners, Inc. (the “Acquired Portfolio” and together with the Acquiring Portfolio, the “Portfolios”) with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about December 2, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)     Comment. Summary - Pages 3-4.

a.  Comment.  Page 3.  Please confirm ING IM was approved as the new sub-adviser and that the new sub-advisory agreement (and fee structure) was approved.  The filing of this Registration Statement pre-dates the November 2, 2010 meeting referred to in the disclosure.

Response: The Registrant confirms that ING IM was approved as the new sub-adviser of the Acquiring Portfolio at the shareholder meeting on November 2, 2010.  At the time of the filing of this Registration Statement on October 25, 2010, the Acquiring Portfolio had already received a sufficient number of shareholder votes to approve the new sub-adviser.

b.  Comment.  Page 3.  In discussing the differences between the Portfolios’ investment strategies, please address the differences in the use of derivatives. The Acquiring Portfolio (per chart on page 8) includes investing in derivatives amongst its principal investment strategies though both Portfolios identify the risks of derivatives amongst their principal risks.

Response: The Registration Statement discloses investments in derivatives by both the Acquired Portfolio and the Acquiring Portfolio (per chart on page 8).  Specifically, the Acquired Portfolio’s derivative strategies disclosed on page 8 include the Portfolio’s “use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date,” and the Acquiring Portfolio’s derivative investments “include, but are not limited to index futures and options.”

The Registrant is aware of the SEC staff’s letter to the Investment Company Institute dated July 30, 2010, in which the staff provides the observations that some funds’ disclosures about derivatives tend to be generic and thus not useful for investors in evaluating the funds’ anticipated investment operations.  In the letter, the staff suggests that “[a] fund should review its use of derivatives when it updates its registration statement annually….”  The Registrant will conduct the annual update process for its series in early 2011, and will review thoroughly the disclosures of derivatives in the series’ registration statements, including the Acquiring Portfolio’s registration statement.

c.  Comment.  Please highlight that approval of the Reorganization would result in higher distribution fees for Class ADV shareholders and possibly higher expenses due to recoupment.

Response: The section “Summary” already highlights the impact of the Reorganization on the gross and net expense ratios and the Registrant has added disclosure to highlight the higher distribution fees for shareholders of Class ADV of the Acquired Portfolio in response to your comment.  In addition, the Registrant has also added the disclosure regarding higher distribution fees for Class ADV shareholders in the section “Distribution and Service Fees.”

With respect to the requested addition of “possibly higher expenses due to recoupment,” pursuant to the current expense limitation agreement, the recoupment is not expected to result in the Acquiring Portfolio Class ADV’s expense ratio exceeding the expense limit of the annual rate of 1.20%, which is lower than the Acquired Portfolio Class ADV’s expense ratio of 1.33% incurred for the six-month period ended June 30, 2010.  As such, the Registrant omitted this requested disclosure from the Registration Statement.

2)     Comment. Annual Portfolio Operating Expenses - Page 6. Footnote 2. Please explain the DSL expense limitation agreement.

Response: The section “Expense Limitation Agreement” on page 23 of the Registration Statement describes in detail the DSL expense limitation agreement.  Specifically, pursuant to this agreement, “the expense limits for [the Acquiring] Portfolio are 1.20%, 0.60%, 0.85% and 1.00% for Class ADV, Class I, Class S and Class S2 shares, respectively.

3)     Comment. Composite of Substantially Similar Managed Accounts - Page 16.  Please explain the selection of the expenses of Class I shares to adjust the gross returns for the Composite.

Response:  Class I of the Acquiring Portfolio is the largest class with the net assets of more than $254 million, which accounts for more than 2/3 of the Acquiring Portfolio’s net assets (approximately $364 million) as of June 30, 2010.

4)     Comment. Board Considerations - Pages 19 and 20.

a.  Comment.  Please explain how the Board applied the factors it considered to its decision.  For example, the statement that the Board considered the changes to the investment objectives, policies, restrictions, management and portfolio holdings does not provide insight into the Board’s consideration of these items and their connection to the Board’s recommendations.

Response: As it is currently disclosed in the Registration Statement, the Board has determined that the interests of the shareholders of each Portfolio will not be diluted as a result of the Reorganization, and that the Reorganization is in the interests of each Portfolio and its shareholders.  The determination was made after the Board’s considerations of detailed information on the facts and circumstances of the Reorganization, including, e.g., the economic benefits that the Acquired Portfolio shareholders will receive from lower net expense ratios, the changes in the investment objectives, policies, restrictions, management and portfolio holdings of the Acquired Portfolio, the costs of the Reorganization, etc.  In evaluating all of these factors, the parties have no reason to believe that any single factor was controlling or determinative and the Board did not make any conclusion with respect to each individual factor.  Further, the Registrant believes that there is no requirement to disclose in the Registration Statement on Form N-14 the detailed discussion of factors considered by the Board for the Reorganization.

b.  Comment.  Clarify the “direct and indirect costs” the Board considered that would be borne by each Portfolio and their shareholders. Per prior comment, please detail how the Board applied its consideration of costs to its decision to recommend the Reorganization.

Response: The “direct costs” refer to the expenses of the Reorganization, which as disclosed in the section “Expenses of the Reorganization” “shall include, but not be limited to, the costs associated with the preparation of any necessary filings with the SEC, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special Meeting.”  The “indirect costs” refer to the costs as a result of the portfolio transitioning, including the estimated transactional costs associated with any anticipated transition in the holdings of the Acquired Portfolio.  The Registrant notes that with respect to each proposed reorganization of the ING Funds, briefing materials given to the Board include estimates on the direct and indirect costs of the proposed reorganization, and the costs and benefits of the proposed reorganization are routinely scrutinized by a committee of the Board, which then reports to the full Board.

With respect to the requested disclosure of the Board consideration of the costs of the Reorganization in detail, please see our response to Comment 4(a) above.

5)     Comment. Portfolio Transitioning - Page 20.  Please explain the relevance to tax qualified investors the disclosure as to the potential realization of taxable gains or losses for the portfolios from the transitioning.

Response: The current disclosure on page 20 states that the portfolio transitioning “may result in the realization of taxable gains or losses for either or both Portfolios.”  If either Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed when the gains or losses are distributed to the shareholder and thus it would be important for that shareholder to be informed of the tax consequences.  However, since shareholders of the Portfolios are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are generally not subject to any tax consequences as a result of the portfolio transitioning.  Accordingly, the current disclosure generally may not be relevant to shareholders of the Portfolios and as a practical matter may not be necessary.  As a result, the Registrant has deleted this disclosure in the Registration Statement.

6)     Comment. Fees and Expenses - Page 23.  Highlight early in the proxy (synopsis) that as a result of a vote for the reorganization the investment management subsidiaries of ING Groep will retain the entire advisory fee (additional amount estimated at $365,000 annually).

Response:  The disclosure has been revised in response to your comment.

II.            MISCELLANEOUS

7)     Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.           ACCOUNTING COMMENTS

8)     Comment: Please provide a footnote to the fee table disclosing total dollar amount of reorganization costs paid by the Portfolios, if any, and the associated per share amount of these costs.

Response:  The amount of the reorganization costs is already disclosed in the section “Expenses of the Reorganization” on page 21, and is also reflected in the column “Adjustments” in the table “Capitalization” on page 26 of the Registration Statement.  This information is not required to be disclosed in a footnote to the fee table.  The Registrant notes that the fee table in the Registration Statement complies with the format prescribed in Item 3 of Form N-1A as it is required under Form N-14, Item 3.

9)     Comment: Please disclose an estimate of the percentage of securities to be sold as part of the transitioning in connection with the Reorganization, no matter if these sales will occur before or after the merger.

Response.  As currently disclosed in the section titled “Portfolio Transitioning,” a transition manager will be retained to conduct the portfolio transitioning, which is expected to take place prior to the closing of the Reorganization, and that the transition manager is expected to sell a significant portion of the Acquired Portfolio’s holdings shortly prior to the closing of the Reorganization.

Management was able to estimate that approximately 80% to 90% of the Acquired Portfolio’s holdings are expected to be sold prior to the closing of the Reorganization based on the Acquired Portfolio’s holdings as of May 13, 2010.  Because this estimated number would likely be different from the number expected at the closing of the Reorganization in January 2011, the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

10)   Comment.  Please disclose the portfolio transaction costs that are expected to be generated as a result of the portfolio transitioning.

Response.  If the Reorganization took place on May 13, 2010 and approximately 80% to 90% of the Acquired Portfolio’s holdings were sold prior to the closing of the Reorganization, management was able to estimate that the transaction costs, all of which would be borne by the Acquired Portfolio, would have been less than $95,000.  Because this estimated number would likely be different from the number expected at the closing of the Reorganization in January 2011 and the estimated costs are not significant (less than 0.03% of the Acquired Portfolio’s net assets as of May 13, 2010 and $0.003 per share), the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

11)   Comment:  If applicable and regardless of the portfolio transitioning, include a footnote to the Portfolios of Investments that states that the investments of the Acquired Portfolio comply with the compliance guidelines and investment restrictions of the Acquiring Portfolio.

Response.  Pursuant to our discussion with the staff regarding this comment, the Registrant will add a footnote to the Portfolios of Investments to state that a significant portion of the Acquired Portfolio’s holdings is expected to be sold shortly prior to the closing of the Reorganization, and that after the closing of the Reorganization the Acquiring Portfolio may not be immediately fully invested in accordance with its stated investment strategies.  This disclosure is consistent with the disclosure currently provided in the section “Portfolio Transitioning.”

12)   Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (the “NAST letter”), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response:  The Acquiring Portfolio has been selected as the accounting survivor in the Reorganization because the combined portfolio after the Reorganization (the “Combined Portfolio”) will most closely resemble the Acquiring Portfolio when we compare the factors pursuant to the analysis in North American Security Trust.

First, the Acquiring Portfolio is slightly larger than the Acquired Portfolio (about $364 million v. $313 million, respectively, as of June 30, 2010).  Second, the Acquiring Portfolio and the Combined Portfolio have the same sub-adviser and portfolio managers, which are different from those of the Acquired Portfolio.  Third, the Acquiring Portfolio’s investment strategies, which are different from those of the Acquired Portfolio, will survive in the Combined Portfolio after the Reorganization.  In addition, the Combined Portfolio’s portfolio composition after the transition is expected to resemble that of the Acquiring Portfolio.  Finally, it is expected that the fee structure and pro forma expense ratios of the Combined Portfolio will be the same as the fee structure and expense ratios of the Acquiring Portfolio and different from those of the Acquired Portfolio.

13)        Comment.  The Proposed Reorganization (page 4).  Bullet referring to “Portfolio Transitioning” should refer to page 20, not 19.

Response. The disclosure has been revised in response to your comment.

14)        Comment.  Portfolio Manager’s Report should be placed after the pro forma financial statements.

Response. The disclosure has been revised in response to your comment.

15)        Comment.  Please remove the adjustment for one time transition costs from the statement.  Statement of Operations should only reflect adjustments that will have a continuing impact.

Response. The disclosure has been revised in response to your comment.

16)        Comment.  Please provide a footnote to the Portfolios of Investments explaining the pro forma adjustment to net assets of $(216,012).

Response. The disclosure has been revised in response to your comment.

17)        Comment.  Please provide a note to the Portfolios of Investments describing the portfolio transitioning.

Response. The note has been provided in response to your comment.  Please also see our response to Comment 11 above.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Chris Okoroegbe at 408.477.2278.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

December 2, 2010

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Investors Trust (on behalf of ING Large Cap Growth Portfolio) (File No. 333-170124)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP